GARY CURTIS CANNON
ATTORNEY AT LAW
12341 Briardale Way
San Diego, CA 92128-5212
______________________________________

Telephone (858) 391-9083 Facsimile (858) 391-9084
email: garycurtiscannon@lawyer.com

February 13, 2006

Jeffrey Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	CryoPort, Inc. Form 10-SB, Amendment 2 Filed January 26, 2006 File No. 0-51578

Dear Mr. Riedler,

In response to your comment letter dated February 9, 2006, I have been requested by Peter Berry, Chief Executive Officer and President of Cryoport, Inc. (the “Company”), to respond on behalf of the Company to the SEC comments regarding the Company’s Form 10-SB, Amendment 2 filing. It is CryoPort’s intent to file an Amended Form 10-SB/A3 concurrently with the submission of this letter. To that end, I have provided individual responses to the comments below. Concurrently the Company will make the electronic filing of Form 10-SB/A3. The Company responses are in bold type following the restatements of the SEC comments/questions as follows:

FORM 10-SB

General

1.	We note the following:

•	Page 41 of the filing identifies Dante Panella as a 6.6% shareholder;
•	According to their website, First Capital Investors, Inc. claims your company as a client; and
•	Certain of the press releases on First Capital’s website regarding Gateway International Holdings, Inc. list Mr. Panella as a contact person at First Capital.

Based on Mr. Panella’s connections both to your company and to First Capital, please provide us with an analysis as to whether any disclosure about transactions with First Capital is required pursuant to Item 404(a)(3) of Regulation S-B. Note that Item 404 covers both proposed transactions and transactions that have occurred during the past two years.

Mr. Panella has been an independent investor of Cryoport, Inc. since October 2001. As stated in the Company’s 10-SB/A2 filing: “In March 2005, the Company entered into a Share Exchange Agreement with CryoPort Systems, Inc., a California corporation, and its stockholders, pursuant to which the Company acquired all of the issued and outstanding shares of CryoPort Systems, Inc. in exchange for 24,108,105 shares of the Company’s common stock.” It was at this time that CryoPort, Inc. enlisted the services of First Capital Investors, Inc. on a fee for service basis, at the recommendation of Mr. Panella as Cryoport’s Investor Relations firm to facilitate the transition to a publicly traded company and keep the Company’s investors informed of the steps required for conversion of the shareholders former CryoPort Systems, Inc. certificates to CryoPort, Inc certificates. Up to the time of receipt of your recent letter, the Company was not aware of any business relationship between Mr. Panella and First Capital Investors. Our subsequent inquiries on this matter with Mr. Panella revealed that he has no current or recent business dealings with First Capital Investors, Inc. To further, evidence this, the most recent of the Gateway press releases referencing Mr. Panella as a contact dates back to September 2004 and prior. Mr. Panella’s relationship with CryoPort, Inc. is as an independent shareholder and he is not involved in the management of Cryoport, Inc.

Per your letter and to further expand the Company’s disclosure in compliance with Item 404(a)(3), the Company has revised the following statement in the Form 10-SB/A3 on page F-19, Note 9 - Common Stock:

“In connection with the Share Exchange Agreement with CryoPort Systems, Inc. in March 2005 (see Note 1), the Company issued 1,000,000 shares to Mr. Dante Panella, a majority stockholder in exchange for Mr. Panella’s surrender of 1,354,891 shares of Cryoport Systems’ common stock.”

Additionally, the Company has included the following additional information in the Form 10-SB/A3 on page 48, Item 7 - Related Parties:

“In connection with the Share Exchange Agreement with CryoPort Systems, Inc. in March 2005 (see Note 1), the Company issued 1,000,000 shares to Mr. Dante Panella, a majority stockholder in exchange for Mr. Panella’s surrender of 1,354,891 shares of Cryoport Systems’ common stock. At the time of the Share Exchange agreement, Mr. Panella held the position of President, CEO of GT-5 Limited. Pursuant to the Share Exchange Agreement, the Company’s then directors and officers resigned, and the directors and officers of CryoPort Systems, Inc. were elected to fill the vacancies created by such resignations. The company’s name was then changed to Cryoport, Inc. Since the time of the Share Exchange Agreement, Mr. Panella has not been involved in the management of Cryoport, Inc.

During 2004, in connection with a private placement offering, Mr. Panella purchased a total of 1,217,225 shares of CryoPort Systems, Inc. common stock for $0.04 per share with total proceeds of $48,689 received by the Company as follows: 250,000 shares purchased on July 23, 2005, 342,225 shares purchased on October 20, 2005, and 625,000 shares purchased on November 15, 2005.”

Sales and Marketing page 15

2.
We note your response to comment 3. You have not provided a sufficient analysis under Item 601(b)(10) of Regulation S-B to justify omitting your agreement with CryoPort Systems Ltda. Therefore, please file this agreement as an exhibit, and discuss its material terms - such as any material rights or obligations, duration and termination provisions - in the body of your filing. Our precise basis for requesting the filing of this agreement is Item 601(b)(10)(i)(B), which requires the filing of “[a]ny contract upon which the small business issuer’s business is substantially dependent, such as contracts with principal customers, principal suppliers, franchise agreements, etc.” Based on the fact that CryoPort Systems Ltda. Generated 10% of your revenues for the year ended March 31, 2005, it appears your business is “substantially dependents” on this company. However if you continue to believe you are not required to file this agreement, please provide a detailed analysis based on Item 601(b)(10)(i)(B), discussing why you believe your company is not “substantially dependent” upon CryoPort Systems Ltda.

In response to comment 2 and to further comply with Item 601(b)(10)(i)(B), the Company has included the CryoPort Systems Ltda. agreement as Exhibit 10.1.8 to the Form 10-SB/A3 and has included the agreement’s material terms in the Form 10-SB/A3 on page 15 as follows:

“The Company’s current effective agreement with CryoPort Systems, Ltda. is an exclusive, ten year agreement, expiring on August 9, 2011, which provides a 17% commission payable for all sales in the countries of South American (see Exhibit 10.1.8).”

Item 2. Management’s Discussion and Analysis or Plan of Operation, page 29

Total assets, page 29

3.
We note your response and revisions pursuant to comment 5. Please disclose in your filing, as you state in your response letter, that the company does not currently have any pending purchase orders from Cancervax, Cell Genesys, or Argos Therapeutics.

In response to comment 3, the Company has included the following statement in the Form 10-SB/A3 on page 30:

“Although the Company has received and fulfilled purchase orders from these vaccine manufacturers, the Company does not currently have any pending purchase orders from Cancervax, Cell Genesys or Argos Therapeutics.”

Should you wish to discuss our responses, please contact me immediately.

Sincerely,

/s/ Gary Curtis Cannon

Gary Curtis Cannon
Attorney at Law

GCC/dc

Cc:	CryoPort, Inc. Corbin & Company, LLP File